
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
KevaHealth, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 28, 2020

Physical address of issuer
251 Little Falls Dr., Wilmington, DE 19808

Website of issuer
https://www.kevahealth.com/

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$179,633.00	$35,225.00
Cash & Cash Equivalents	$24,967.00	$28,745.00
Accounts Receivable	$6,415.00	$6,480.00
Short-term Debt	$183,854.00	$181,576.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$54,058.00	-$57,408.00

April 30, 2024

FORM C-AR

KevaHealth, Inc.



   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by KevaHealth, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.kevahealth.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

   Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

KevaHealth, Inc. (the "Company") is a Delaware Corporation, formed on July 28, 2020.

The Company is located at 251 Little Falls Dr., Wilmington, DE 19808.

The Company's website is https://www.kevahealth.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We provide a Saas platform for remote monitoring of patients with respiratory illnesses at their home. Our suite of digital health products include a patient app, physician platform, devices and nursing services. By continuous monitoring of patients, we can avoid unnecessary ER visits and reduce costs. Pulmonologists and Allergists use our product and provide it to their patients.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.
The Company may be acquired; however, that may never happen, or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties.
As we add new features/device integrations, they come with risks of failure.

Minority Holder; Securities with Voting Rights.
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds. The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.
\Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early-stage company and have not yet generated any profits.
KevaHealth Inc. was formed on July 28th, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KevaHealth has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KevaHealths platform or service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable.
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and

consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyberattacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our patients and companies that utilize our platform. Further, any significant disruption in service on or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Any disruptions of services or cyber-attacks either on our technology provider or on AWS could harm our reputation and materially negatively impact our financial condition and business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We provide a Saas platform for remote monitoring of patients with respiratory illnesses at their home. Our suite of digital health products include a patient app, physician platform , devices and nursing services. By continuous monitoring of patients, we can avoid unnecessary ER visits and reduce costs. Pulmonologists and Allergists use our product and provide it to their patients.

Business Plan

_____

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Saas platform	Remote monitoring of	Pulmonologists and Allergists

	patients with respiratory illnesses	

Pulmonologists and Allergists use our product and provide it to their patients.

Competition

The Company's primary competitors are Vitalflo, Patientmpower, Zephyrx.

Supply Chain and Customer Base

The Company's primary customer base are Pulmonary and Allergy clinics and Hospitals.

Intellectual Property

The Company is dependent on the following intellectual property:

The IP of the company is owned by the company. A patent was originally filed in the name of the founders but there has since been an assignment agreement assigning the patent to KevaHealth Inc.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 251 Little Falls Dr., Wilmington, DE 19808

The Company has the following additional addresses: None.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jyotsna Mehta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CEO, Director &Founder Dates of Service: October 2017 - Present Responsibilities: Creating, communicating, and implementing the organization's vision, mission, and overall direction. Leading the development and implementation of the overall organization's strategy. Currently does not take a salary. Received 5,000,000 in options in 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Kevahealth: May 2020- Present as CEO and Founder, Jyotsna is responsible for running all aspects of the company including Business Development, Commercial, Marketing, Clinical Operations and Product development. She works on the proprietary platform that is integrating innovative remote monitoring functionality with evidence based self-monitoring programs for patients with chronic respiratory diseases to improve outcomes and reduce cost. Employer: University of Rhode Island Title: Adjunct Assistant Professor, Department of Pharmacy Practice Dates of Service: June 2016 - Present Responsibilities: Adjunct Assistant Professor in the department of Pharmacy Practice at the University of Rhode Island. Other business experience in the past three years: Employer: John Hopkins University Title: Advisory Committee Member of Johns Hopkins University Dates of Service: August, 2018 - Present Responsibilities: Member of the Scientific Advisory Council, EBTC, John Hopkins University The Evidence-based Toxicology Collaboration at Johns Hopkins Bloomberg School of Public Health EBTC) is an international collaboration of science, regulatory and industry leaders, united in their vision to improve public health outcomes and reduce human impact on the environment by bringing evidence-based approaches to the safety sciences. Employer: Sciformix- A Covance Company Title: Principal Consultant Dates of Service: October, 2017 - September, 2020 Responsibilities: Sciformix, a Covance Company is a leading scientific knowledge-based organization that provides process, technology and consulting services to the life sciences industry. Primary duties included leading and supporting business development activities for pharmacovigilance for US clients. Provide consulting and support business development for HEOR function. Title: Senior Director, Head of HEOR Dates of Service: May, 2019 - April, 2020 Responsibilities: Build and develop the HEOR function for Karyopharm portfolio; Lead and execute HEOR publication strategy and evidence-generation strategy to support clinical and economic value of products before and after launch; Develop and implement Clinical Outcomes Assessment (COA) measurement strategies and plans in support of product labeling, patient access and product differentiation; Develop and validate COA endpoints for integration ni clinical studies; analyze and communicate data from clinical trials. Produce COA evidence dossiers for regulatory submissions (e.g. FDA, EMA); Work closely with development, data science, biostatistics, medical affairs, clinical operations, commercial, and market access teams to develop strategies specific to customers and stakeholders in US and Israel; Lead implementation of ePROs for portfolio including training to internal teams; Evaluate relevant health technology assessment (HTA) decisions and apply key learnings to pipeline and marketed products. Develop submissions to various HTA agencies to secure reimbursement; Hire and grow department and manage budget for function; Lead and assist with U.S./EU regulatory and payer/HTA submissions and interactions; Support development and revision of AMCP payer dossiers; Provide epidemiology subject matter expertise including input into orphan drug applications; Present health outcomes research findings at scientific congresses and participate in the development and writing of manuscripts for publication in peer-reviewed journals; Manage relationships with external consultants to ensure timely completion of high quality projects aligned to strategic objectives; Develop relationships with external Key Opinion Leaders and present at external conferences and symposiums on HEOR methodology and methods.

Education

Name

Shail Mehta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CTO, Director &Co-Founder Dates of Service: October 2017 - Present Responsibilities: Establish policies, standards, practices, and security measures to assure effective and consistent information and operations. Create a technology vision for the company to stay ahead of competitors. Currently does not take a salary. Received 3,000,000 in options in 2020. Shail works an average of 10 hours per week for KevaHealth Inc.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: UKG Inc. Title: VP, Engineering Dates of Service: April 2015 - Present Responsibilities: Responsible for leading a global engineering organization to deliver a high-quality and highly performant solution.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jyotsna Mehta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CEO, Director &Founder Dates of Service: October 2017 - Present Responsibilities: Creating, communicating, and implementing the organization's vision, mission, and overall direction. Leading the development and implementation of the overall organization's strategy. Currently does not take a salary. Received 5,000,000 in options in 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Kevahealth: May 2020- Present as CEO and Founder, Jyotsna is responsible for running all aspects of the company including Business Development, Commercial, Marketing, Clinical Operations and Product development. She works on the proprietary platform that is integrating innovative remote monitoring functionality with evidence based self-monitoring programs for patients with chronic respiratory diseases to improve outcomes and reduce cost. Employer: University of Rhode Island Title: Adjunct Assistant Professor, Department of Pharmacy Practice Dates of Service: June 2016 - Present Responsibilities: Adjunct Assistant Professor in the department of Pharmacy Practice at the University of Rhode Island. Other business experience in the past three years: Employer: John Hopkins University Title: Advisory Committee Member of Johns Hopkins University Dates of Service: August, 2018 - Present Responsibilities: Member of the Scientific Advisory Council, EBTC, John Hopkins University The Evidence-based Toxicology Collaboration at Johns Hopkins Bloomberg School of Public Health EBTC) is an international collaboration of science, regulatory and industry leaders, united ni their vision to improve public health outcomes and reduce human impact on the environment by bringing evidence-based approaches to the safety sciences. Employer: Sciformix- A Covance Company Title: Principal Consultant Dates of Service: October 2017 - September 2020 Responsibilities: Sciformix, a Covance Company is a leading scientific knowledge-based organization that provides process, technology and consulting services to the life sciences industry. Primary duties included leading and supporting business development activities for pharmacovigilance for US clients. Provide consulting and support business development for HEOR function. Title: Senior Director, Head of HEOR Dates of Service: May, 2019 - April, 2020 Responsibilities: Build and develop the HEOR function for Karyopharm portfolio; Lead and execute HEOR publication strategy and evidence-generation strategy to support clinical and economic value of products before and after launch; Develop and implement Clinical Outcomes Assessment (COA) measurement strategies and plans in support of product labeling, patient access and product differentiation; Develop and validate COA endpoints for integration ni clinical studies; analyze and communicate data from clinical trials. Produce COA evidence dossiers for regulatory submissions (e.g. FDA, EMA); Work closely with development, data science, biostatistics, medical affairs, clinical operations, commercial, and market access teams to develop strategies specific to customers and stakeholders in US and Israel; Lead implementation of ePROs for portfolio including training to internal teams; Evaluate relevant health technology assessment (HTA) decisions and apply key learnings to pipeline and marketed products. Develop submissions to various HTA agencies to secure reimbursement; Hire and grow department and manage budget for function; Lead and assist with U.S./EU regulatory and payer/HTA submissions and interactions; Support development and revision of AMCP payer dossiers; Provide epidemiology subject matter expertise including input into orphan drug applications; Present health outcomes research findings at scientific congresses and participate in the development and writing of manuscripts for publication in peer-reviewed journals; Manage relationships with external consultants to ensure timely completion of high quality projects aligned to strategic objectives; Develop relationships with external Key Opinion Leaders and present at external conferences and symposiums on HEOR methodology and methods.

Education

Name

Shail Mehta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CTO, Director &Co-Founder Dates of Service: October 2017 - Present Responsibilities: Establish policies, standards, practices, and security measures to assure effective and consistent information and operations. Create a technology vision for the company to stay ahead of competitors. Currently does not take a salary. Received 3,000,000 in options in 2020. Shail works an average of 10 hours per week for KevaHealth Inc.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: UKG Inc. Title: VP, Engineering Dates of Service: April 2015 - Present Responsibilities: Responsible for leading a global engineering organization to deliver a high-quality and highly performant solution.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,200,000
Voting Rights	1 vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	Owners of Company
Amount outstanding	$128,563.00
Interest rate and payment schedule	0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	In 2021, the owners of the Company advanced the Company $128,563. There is no interest associated with this advancement and the amount is due on demand. The balance was $128,563 as of December 31st, 2021.

The total amount of outstanding debt of the company is $128,563.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	8,200,000	$0.00	Negligible, Founder's Shares	July 28, 2020	Section 4(a)(2)
Common Stock	21,511	$23,714.76	The funds were used for product development, sales and marketing efforts to generate brand awareness and leads as expected.	March 7, 2023	Regulation CF

Ownership

A majority of the Company is owned by Jyotsna Mehta.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jyotsna Mehta	61.0%
Shail Mehta	36.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

We are continuing to use a combination of funds raised from crowdfunding, owners' investment and grants to operate the business. While we added clients and revenue is increasing, adding patients in existing practices is slower than expected.

We continue to manage a lean operation overall. We continue focusing on generating leads while managing existing clinical operations.

Liquidity and Capital Resources

On July 28, 2020, the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On March 7, 2023, the Company conducted an offering pursuant to Regulation CF and raised $23,714.76.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Jyotsna Mehta
Relationship to the Company	20%+ Owner
Total amount of money involved	$170,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Bootstrap funding. No interest.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jyotsna Mehta
(Signature)

Jyotsna Mehta
(Name)

CEO, Director &Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jyotsna Mehta
(Signature)

Jyotsna Mehta
(Name)

CEO, Director &Founder
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

KevaHealth Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
KevaHealth Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 11, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	28,745	21,290
Other Receivable	6,480	-
Total Current Assets	35,225	21,290
Non-current Assets		
Intangible Assets: Product Development	99,276	76,730
Total Non-Current Assets	99,276	76,730
TOTAL ASSETS	134,501	98,020
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	11,013	1,911
Advances by Owners	170,563	128,563
Total Current Liabilities	181,576	130,474
TOTAL LIABILITIES	181,576	130,474
EQUITY		
Common Stock	20	20
Additional Paid in Capital	21,022	780
Accumulated Deficit	(68,116)	(33,254)
Total Equity	(47,075)	(32,454)
TOTAL LIABILITIES AND EQUITY	134,501	98,020

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	22,178	24,759
General and Administrative	51,164	56,895
Total Operating Expenses	73,342	81,654
Operating Income (loss)	(73,342)	(81,654)
Other Income		
Grant Income	38,480	48,400
Total Other Income	38,480	48,400
Provision for Income Tax	-	-
Net Income (loss)	(34,862)	(33,254)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(34,862)	(33,254)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	9,102	1,911
Other Receivables	(6,480)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,622	1,911
Net Cash provided by (used in) Operating Activities	(32,240)	(31,343)
INVESTING ACTIVITIES		
Product Development	(22,546)	(76,730)
Net Cash provided by (used by) Investing Activities	(22,546)	(76,730)
FINANCING ACTIVITIES		
Proceeds from Advances by Owners	42,000	128,563
Proceeds from Common Stock	-	20
Additional Proceeds from Paid-in-Capital	20,242	780
Net Cash provided by (used in) Financing Activities	62,242	129,363
Cash at the beginning of period	21,290	-
Net Cash increase (decrease) for period	7,456	21,290
Cash at end of period	28,745	21,290

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	8,000,000	-	-	-	-
Issuance of Common Stock	200,000	20	-	-	20
Additional Paid in Capital	-	-	780	-	780
Net Income (Loss)	-	-	-	(33,254)	(33,254)
Ending Balance 12/31/2021	8,200,000	20	780	(33,254)	(32,454)
Paid-in Capital	-	-	20,242	-	20,242
Net Income (Loss)	-	-	-	(34,862)	(34,862)
Ending Balance 12/31/2022	8,200,000	20	21,022	(68,116)	(47,075)

KevaHealth Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

KevaHealth Inc. ("the Company") was formed in Delaware on July 28th, 2020. The Company plans to earn revenue using a SaaS platform to deliver a remote monitoring solution to physicians who manage patients with respiratory illnesses. The Company's headquarters are in Lexington, Massachusetts. The Company is primarily focused on the US market but will look for opportunities to expand worldwide in the future.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Grant Income

The Company had grant income of $38,480 in 2022 from the Massachusetts Life Sciences Center as a result of hiring students for work.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years. As the product software was not substantially complete and was not producing revenue as of December 31st, 2022, there was no amortization expense associated with the asset.

A summary of the Company's intangible asset is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Product Software	5	99,276	-	-	99,276
Grand Total	–	99,276	–	–	99,276

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	8,000,000	0.01
Granted	200,000	0.01
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	8,200,000	0.01
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2022	8,200,000	$0.01
Options exercisable, December 31, 2022	8,150,000	$0.01

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	6,666,667	$-
Granted	200,000	$-
Vested	(4,050,000)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	2,816,667	$-

Granted	-	$-
Vested	(2,766,667)	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	50,000	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Massachusetts. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – Debt disclosure for details of advances made by owners of the Company.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The owners of the Company advanced the Company funds throughout 2021 and 2022. There is no interest associated with this advancement and the amount is due on demand. The balance was $170,563 as of December 31st, 2022.

**Debt Principal Maturities 5
Years Subsequent to 2022**

Year	Amount
2023	$170,563
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The company has authorized 10,000,000 of common shares with a par value of 0.0001 per share. 8,200,000 shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 11, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, incurred negative working capital and cash flows from operations and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19
The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.



KevaHealth, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Accountant's Compilation Report

Year ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
KevaHealth, Inc.

Management is responsible for the accompanying financial statements of KevaHealth, Inc., which comprise the balance sheet as of December 31, 2023, and the related statements of operations, shareholders' equity, and statements of cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 29, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	24,967
Other Receivable	6,415
Total Current Assets	31,382
Non-current Assets	
Intangible Assets: Product Development, net of Accumulated Amortization	148,251
Total Non-Current Assets	148,251
TOTAL ASSETS	179,633
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	13,291
Advances by Owners	170,563
Total Current Liabilities	183,854
TOTAL LIABILITIES	183,854
EQUITY	
Common Stock	2
Additional Paid in Capital	117,415
Accumulated Deficit	(121,639)
Total Equity	(4,222)
TOTAL LIABILITIES AND EQUITY	179,633

Statement of Operations

	Year Ended December 31, 2023
Revenue	7,272
Cost of Revenue	47
Gross Profit	7,225
Operating Expenses	
Advertising and Marketing	6,893
General and Administrative	80,643
Amortization	6,001
Total Operating Expenses	93,537
Operating Income (loss)	(86,313)
Other Income	
Interest Income	-
Grant Income	32,255
Total Other Income	32,255
Earnings Before Income Taxes	(54,058)
Provision for Income Tax Expense/(Benefit)	
Net Income (loss)	(54,058)

Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(54,058)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amortization	6,001
Change in Operating Assets and Liabilities:	
Accounts Payable	2,194
Other	150
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	8,345
Net Cash provided by (used in) Operating Activities	(45,713)
INVESTING ACTIVITIES	
Product Development	(54,976)
Net Cash provided by (used by) Investing Activities	(54,976)
FINANCING ACTIVITIES	
Issuance of Common Stock	20,353
Capital Contributions	76,557
Net Cash provided by (used in) Financing Activities	96,911
Cash at the beginning of period	28,745
Net Cash increase (decrease) for period	(3,778)
Cash at end of period	24,967

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount			
Beginning Balance at 1/1/2023	-	-	21,042	(68,116)	(47,075)
Issuance of Common Stock	21,491	2	20,351	-	20,353
Additional Paid in Capital	-	-	76,557	-	76,557
Net Income (Loss)	-	-	-	(54,058)	(54,058)
Ending Balance 12/31/2023	21,491	2	117,950	(122,174)	(4,222)

KevaHealth, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

KevaHealth Inc. ("the Company") was formed in Delaware on July 28th, 2020. The Company earns revenue using a SaaS platform to deliver a remote monitoring solution to physicians who manage patients with respiratory illnesses. The Company's headquarters are in Lexington, Massachusetts. The Company is primarily focused on the US market but will look for opportunities to expand worldwide in the future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling a subscription service to physicians who are looking to provide remote monitoring services to their patients with respiratory illnesses. The Company's performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. The Company's payments are generally collected when the provider receives reimbursement for the services provided. Some of the device-related cost (based on the contract) is collected when the service is initiated.

Grant Income

In 2023, the Company received grant income of $32,255 from the Massachusetts Life Sciences Center as a result of hiring students for work.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which management initially determined to be 5 years; however, after the substantial completion of the product software and its implementation towards revenue-generating activities in 2023, management has amended its useful life from 5 years to 15 years. Because the Company did not generate revenue nor implement this software prior to 2023, this amendment had no material impact on the Company's financial position or its operations as of December 31, 2023.

A summary of the Company's intangible asset is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Product Software	15	154,252	(6,001.03)	-	148,251
Grand Total	-	154,252	-	-	148,251

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	8,200,000	$ 0.010
Granted	-	$ -
Exercised	-	$ -
Expired/cancelled	-	$ -
Total options outstanding, December 31, 2023	8,200,000	$ 0.010
Options exercisable, December 31, 2023	8,200,000	$ 0.010

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2023	50,000	$ -
Granted	-	$ -
Vested	(50,000)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2023	-	$ -

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Massachusetts. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its 2023 tax return as of the date of these financials and is in the process of doing so.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2022 and 2021, the Company received unsecured advances from its owners for the purposes of funding operations. These amounts accrue no interest and are due upon demand. The total ending balance of this payable was $170,563 as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see Note 3 regarding advances made form the Company's owners.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Due to Related Party	170,563	N/A	Upon Demand	170,563	-	170,563	-
Total				**170,563**	**-**	**170,563**	**-**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	170,563
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of 0.0001 per share. A total of 21,491 shares were issued and outstanding as of December 31, 2023.

Voting: Holders of Common Stock are entitled to one vote per share.

Dividends: Holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2024, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital in the year ending December 31, 2023. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.